Exhibit 99.14

 CONSENT OF EXPERT
March 27, 2026
Eldorado Gold Corporation
United States Securities and Exchange Commission

Ladies and Gentlemen:
Re: Eldorado Gold Corporation
I, Suraj Priyadarshi do hereby consent to the filing of the written disclosure regarding:

•Sections 15, 16, 21 and 22, originally prepared by Richard Miller, of the Technical Report, Kışladağ Gold Mine, Turkey with an effective date of January 17, 2020;
•the Kişladağ Mineral Reserves;
•other information pertaining to this project;

and the use of my name in (i) the Annual Information Form for the year ended December 31, 2025 (the “AIF”) being filed by Eldorado Gold Corporation (the “Company”) with the United States Securities and Exchange Commission as part of the Company’s Form 40-F Annual Report for the year ended December 31, 2025 (the “Form 40-F”), and any amendments thereto, and (ii) the Registration Statement on Form F-10 (File No. 333-288100), and any amendments thereto, and any Registration Statement on Form S-8 of the Company incorporating by reference the Company’s AIF and Form 40-F.

By:	/s/Suraj Priyadarshi
Suraj Priyadarshi, P.Eng